UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-09718

THE PNC FINANCIAL SERVICES GROUP, INC. INCENTIVE SAVINGS PLAN

(Full title of the plan)

THE PNC FINANCIAL SERVICES GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)

One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707
(Address of its principal executive office)

REQUIRED INFORMATION

A. Financial Statements and Schedules

NOTE: All other schedules required by Section 2520-103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

B. Exhibits

23.1 Consent of Independent Registered Public Accounting Firm
23.2 Consent of Independent Registered Public Accounting Firm

PARENTERANDOLPH

The Power of Ideas

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrative Committee
The PNC Financial Services Group, Inc.
Incentive Savings Plan:

We have audited the accompanying statement of net assets available for benefits of The PNC Financial Services Group, Inc. Incentive Savings Plan (the "Plan") as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2008 basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) - Schedule Of Assets (Held At End Of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the 2008 basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

Parente Randolph, LLC

Pittsburgh, Pennsylvania
June 24, 2009

MILLIGAN & COMPANY, LLC
Consultants and Certified Public Accountants

Meeting the Toughest Challenges.
Inspiring Confidence.℠

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
The PNC Financial Services Group, Inc.
Incentive Savings Plan

We have audited the accompanying statement of net assets available for benefits of The PNC Financial Services Group, Inc. Incentive Savings Plan (the "Plan") as of December 31, 2007. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Milligan and Company LLC

Philadelphia, Pennsylvania
June 26, 2008

105 N. 22nd Street, Philadelphia, PA 19103 ■ p: 215-496-9100 ■ f: 215-496-0980 ■ www.milligancpa.com
New Jersey p: 609-964-0049 ■ Maryland p: 410-732-4626 ■ Washington, DC p: 202-223-5550

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007
(Amounts in thousands)

	2008	2007
ASSETS:		
Investments, at fair value	$ 1,400,906	$ 1,770,259
LIABILITIES	-	-
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,400,906	1,770,259
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INTEREST IN COLLECTIVE TRUST RELATING TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	4,232	(632)
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,405,138	$ 1,769,627

See Notes to Financial Statements

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008
(Amounts in thousands)

CHANGE IN NET ASSETS ATTRIBUTABLE TO:	
Investment income (loss):	
Interest and dividends	$ 43,057
Net (depreciation) in fair value of investments	(487,165)
Net investment (loss)	(444,108)
Contributions:	
Participants	102,720
Employer	53,090
Net change	(288,298)
DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:	
Benefits paid to participants	(137,057)
Administrative expenses	(1,189)
Total deductions	(138,246)
Net decrease prior to plan transfers	(426,544)
PLAN TRANSFERS	62,055
NET (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	(364,489)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	1,769,627
End of year	$ 1,405,138

See Notes to Financial Statements

1. DESCRIPTION OF THE PLAN

The following description of The PNC Financial Services Group, Inc. Incentive Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

The PNC Financial Services Group, Inc. ("PNC" or the "Company") is the sponsor of the Plan. The Plan is a defined contribution plan covering substantially all full-time employees of PNC, excluding employees of PNC Global Investment Servicing Inc. ("PNC GIS"), who have attained age 21 and have completed a six-month service period. Hourly employees (including part-time employees) as defined by the Plan, must complete 1,000 hours of service by their first anniversary date or in any plan year to be eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Administrative Committee appointed by the Chief Executive Officer of PNC. The Administrative Committee has appointed a plan manager to assist in the administration of the Plan.

On December 31, 2008, PNC acquired National City Corporation ("National City"). Employees of National City are not eligible to participate in the Plan.

CONTRIBUTIONS AND VESTING

Participants in the Plan may contribute any amount from 1% to 20% of their eligible compensation, as defined by the Plan, as pre-tax elective deferrals, subject to limitations of the Internal Revenue Code ("IRC"). Participants who are age 50 or older (or who will become age 50 by the end of the plan year) may make additional pre-tax elective deferrals, referred to a catch-up contributions, subject to the limitations of the IRC. Participants may also contribute amounts representing distributions from other eligible retirement plans as rollover contributions. The Plan provides for an employer matching contribution equal to 100% of the participant's contributions (excluding catch-up contributions) up to 6% of the participant's eligible compensation, subject to limitations of the IRC.

Participants direct the investment of all contributions into various investment options offered by the Plan. All employer matching contributions are invested in PNC common stock. Each participant has the ability to immediately diversify the employer matching contribution portion of their plan account such that it is invested in other investment options available within the Plan.

Participants who are age 50 or older may elect to have their future employer matching contributions made in cash and invested in other investment options available under the Plan, as an alternative to the automatic investment in PNC common stock.

The Plan allows participants to make an annual election to either receive any dividends paid on their shares of PNC common stock held in the Plan as a direct cash payment or to have any such dividends automatically reinvested in PNC common stock within the Plan.

Participants are immediately fully vested in their plan balances, including employer matching contributions, subject to certain plan provisions.

Participant contributions to the Plan are recorded in the period that payroll deductions are made from plan participants.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution along with allocations of (a) the Company's matching contributions, and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

PARTICIPANT LOANS

Participants may borrow from their individual accounts equal to a minimum of $500 up to a maximum equal to the lesser of $50,000 less the highest outstanding loan balance during the past year or 50% of their vested account balance. Loan terms generally range from 1 – 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's plan account and bear interest at rates ranging from 4.00% to 10.25% at December 31, 2008, based upon the prime rate of interest announced by PNC Bank, National Association ("PNC Bank") on the 15th day of the month preceding the date the loan application is submitted. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

On termination of service due to death, disability, retirement, or other reasons, a participant may generally elect to receive either a lump-sum amount or installment payments equal to the value of the participant's vested account. In addition, hardship distributions are permitted if certain criteria are met.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared in accordance with the Plan and under the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit–responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts at December 31, 2008 and 2007. The statement of changes in net assets available for benefits is prepared on a contract value basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENTS VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are accrued on the record date. Net depreciation in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

ADMINISTRATIVE EXPENSES

Administrative expenses of the Plan, including, but not limited to, professional services and recordkeeping fees, are paid by the Plan. Trustee fees are paid by the Company on behalf of the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue contributions at any time and to terminate the Plan, in whole or in part, subject to the provisions of ERISA.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority. Measurement of the tax uncertainty occurs if the recognition threshold has been met. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for annual periods beginning after December 15, 2008. The Plan is evaluating the effect, if any, that the adoption of FIN 48 will have on its financial statements.

RECLASSIFICATIONS

Certain reclassifications were made to the 2007 statement of net assets available for benefits to conform with the 2008 presentation.

3. FAIR VALUE MEASUREMENTS

Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include: • Quoted prices for similar assets or liabilities in active markets; • Quoted prices for identical or similar assets or liabilities in inactive markets; • Inputs other than quoted prices that are observable for the asset or liability; and • Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Registered investment companies, common stock and cash equivalents: Shares of registered investment companies are valued at the quoted net asset value of shares held by the Plan at year end. Investments in common stock held within common stock funds are valued at the quoted market price on the last business day of the year. Cash equivalents consist of shares of money market portfolios which are valued using amortized cost which approximates fair value.

Collective trust funds: Collective trust funds are valued based upon the units of such collective trust fund held by the Plan at year end multiplied by the respective unit value. The units values of the collective trust funds are based upon significant observable inputs, although are not based upon quoted market prices in an active market.

Participant loans: Participant loans are not actively traded and significant other observable inputs are not available. Thus, the fair value of participant loans approximates the amortized cost of the loans because the loans are secured by each respective participant's account balance.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008 (amounts in thousands):

		Fair Value Measurements Using:		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2008				
Registered investment companies	$ 538,864	$ 538,864	$ -	$ -
Common stock	381,998	381,998	-	-
Collective trust funds	261,410	-	261,410	-
Cash equivalents	181,753	181,753	-	-
Participant loans	36,881	-	-	36,881
Total	$1,400,906	$1,102,615	$261,410	$36,881

The table below sets forth a summary of changes in fair value of the Plan's Level 3 assets for the year ended December 31, 2008:

	Participant Loans (in thousands)
Balance at January 1, 2008	$33,938
Purchases, sales, issuances, and settlements, net	2,943
Balance at December 31, 2008	$36,881

4. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits at December 31 (amounts in thousands):

	2008	2007
The PNC Financial Services Group, Inc. Common Stock Fund	$381,998	$521,097
BlackRock Liquidity Funds Temp Fund	181,753	131,671
PNC Investment Contract Fund Z	100,882	
Vanguard Institutional Index Plus Fund	109,447	181,771
ISP Aggressive Profile Fund	92,852	147,705
BlackRock Funds Total Return II Fund BR	91,794	97,668
Dodge & Cox Stock Fund	87,675	151,403
American Funds EuroPacific Growth Fund / R5		122,312

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows (in thousands):

	2008
Registered investment companies	$(307,992)
Common stock	(112,334)
Collective trust funds	(66,839)
	$(487,165)

5. RELATED PARTY TRANSACTIONS

PNC Bank is the Plan's trustee and also provides recordkeeping, custodial, and other administrative services. Trustee fees paid by the Company were approximately $517,000 in 2008. Certain of the Plan's investments are managed by PNC or its affiliates.

During 2008, the Plan owned shares of common stock of PNC and BlackRock, Inc. ("BlackRock"), an affiliate of PNC. Additionally, the Plan issues loans to participants, which are secured by the participant's account balance. These transactions qualify as party-in-interest transactions that are exempt under ERISA.

During 2008, purchases and sales of common stock of PNC and BlackRock were approximately as follows:

	Purchases	Sales
PNC common stock	$138,877,000	$151,377,000
BlackRock common stock	-	$3,230,000

Dividends earned on PNC and BlackRock common stock were approximately $20,289,000 in 2008. As of December 31, 2008 and 2007, the Plan owned 7,802,586 and 7,937,485 shares of PNC common stock, respectively. As of December 31, 2007, the Plan owned 42,400 shares of BlackRock common stock. The Plan held no shares of BlackRock common stock as of December 31, 2008.

The Company performs administrative functions on behalf of the Plan, for which no fees are charged.

As of December 31, 2008 and 2007 approximately 27% and 29% of the Plan's assets were invested in PNC common stock, respectively. It is at least reasonably possible that changes in the fair value of PNC common stock in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

6. PLAN TRANSFERS

Effective January 1, 2008, employees of ARCS Commercial Mortgage Co., L.P. became eligible to participate in the Plan and assets of approximately $10.8 million from the ARCS Commercial Mortgage Savings & Incentive Plan were merged into the Plan in February 2008.

Effective March 8, 2008, employees of Yardville National Bank became eligible to participate in the Plan. Assets of approximately $4.7 million from the Yardville National Bank Employees Stock Ownership Plan and approximately $7.5 million from the Yardville National Bank Employees Retirement Savings Plan were merged into the Plan in October 2008.

Effective August 8, 2008, employees of Sterling Financial Corporation became eligible to participate in the Plan. Assets of approximately $38.5 million from the Sterling Financial Corporate 401(k) Retirement Plan were merged into the Plan in November 2008.

7. INCOME TAX STATUS

The Internal Revenue Service has determined and informed PNC by a letter dated April 22, 2002, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. OTHER MATTERS

In August 2002, the United States Department of Labor ("DOL") began a formal investigation of the Administrative Committee in connection with the Administrative Committee's conduct relating to the PNC common stock held by the Plan and PNC's restatement of financial results for 2001. Both the Administrative Committee and PNC cooperated with the investigation.

In June 2003, the Administrative Committee retained Independent Fiduciary Services, Inc. ("IFS") to serve as an independent fiduciary charged with the exclusive authority and responsibility to act on behalf of the Plan in connection with the securities litigation then pending against PNC and to evaluate any legal rights the Plan might have against any parties relating to PNC's restatement of financial results for 2001. This authority included representing the Plan's interests in connection with a $90 million Restitution Fund established by PNC, and communicating with the DOL about its efforts and conclusions. The DOL, in turn, communicated with the Internal Revenue Service in connection with the engagement.

In May 2007, settlement of the securities class action lawsuit against PNC became final. On behalf of the Plan and its participants and beneficiaries, IFS opted to participate in the settlement of the securities lawsuit, and negotiated a special payment to the Plan from the Restitution Fund. The DOL is not a party to this settlement.

In July 2007, the Administrator of the Restitution Fund ("Claims Administrator") created pursuant to the June 3, 2003 Deferred Prosecution Agreement between PNC ICLC Corp. and the United States Department of Justice approved the issuance of a settlement payment from the Restitution Fund to the Plan in the amount of $2.05 million. IFS negotiated this payment on behalf of the Plan with PNC. The Plan received the $2.05 million payment on August 2, 2007, and the payment was subsequently allocated to eligible current and former participants and beneficiaries on October 29, 2007, with interest.

In November 2007, the U.S. District Court for the Western District of Pennsylvania ordered the Settlement Claims Administrator to distribute the settlement funds as a result of the settlement of the class action lawsuit to the eligible claimants, including the Plan. On April 18, 2008, the Plan received $3.1 million from the Settlement Claims Administrator, representing the Plan's full share of the class action settlement funds. The settlement funds were allocated to eligible current and former participants and beneficiaries by the Plan's recordkeeper on October 8, 2008 with interest.

9. SUBSEQUENT EVENTS

During June 2009, the PNC Diversified Real Estate Fund and the Fidelity Stable Value Fund were liquidated and any participant balances remaining in these funds were invested in the ISP Moderate Profile Fund.

On June 11, 2009, BlackRock announced it has agreed to acquire Barclays Global Investors, including its market-leading iShares ETF platform, from Barclays PLC ("Barclays"). The transaction is expected to close in the fourth quarter 2009 following approval by Barclays' shareholders, the receipt of client consents and regulatory approvals, and satisfaction of customary closing conditions.

Effective July 1, 2009, Barclays Global Investors LifePath Target Date funds will be added as new investment options under the Plan. As of the same date, the ISP Aggressive Profile Fund, ISP Conservative Profile Fund and ISP Moderate Profile Fund will be closed to new investments.

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

EIN: 25-1435979 PLAN NUMBER: 001
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008
(Amounts in thousands)

(a)	(b) IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE	(d) COST	(e) CURRENT VALUE
*	The PNC Financial Services Group, Inc.			
*	Common Stock Fund	Common stock	**	$ 381,998
*	BlackRock Liquidity Funds Temp Fund	Cash equivalent	**	181,753
	Vanguard Institutional Index Plus Fund	Registered investment company	**	109,447
*	PNC Investment Contract Fund Z	Collective trust fund	**	100,882
*	ISP Aggressive Profile Fund	Collective trust fund	**	92,852
*	BlackRock Funds Total Return II Fund BR	Registered investment company	**	91,794
	Dodge & Cox Stock Fund	Registered investment company	**	87,676
	American Funds EuroPacific Growth Fund / R5	Registered investment company	**	69,730
*	ISP Moderate Profile Fund	Collective trust fund	**	44,190
	Harbor Funds Capital Appreciation Fund	Registered investment company	**	41,653
	CRM Mid Cap Value Fund	Registered investment company	**	38,042
	American Beacon Funds Small Cap Value Fund	Registered investment company	**	32,925
*	BlackRock Funds Small Cap Growth Equity Fund	Registered investment company	**	27,519
*	ISP Conservative Profile Fund	Collective trust fund	**	23,486
	Munder MC Core Growth Fund	Registered investment company	**	18,588
*	BlackRock Funds High Yield Bond Fund BR	Registered investment company	**	16,883
	PNC Diversified Real Estate Fund	Registered investment company	**	3,011
	Fidelity Spartan International Index Fund	Registered investment company	**	903
	Fidelity Stable Value Fund	Registered investment company	**	693
*	Participant loans	Interest rates: 4.00% -10.25% (maturity dates through 2033)	-	36,881
	TOTAL			$ 1,400,906

* A party-in-interest as defined by ERISA

** Cost omitted for participant directed investments

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN
(Name of Plan)

Date: June 24, 2009

By: [signature]
James S. Gehlke
Plan Administrator

[signature]
Kerry Allen
Plan Manager

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Parente Randolph, LLC filed herewith
23.2	Consent of Milligan & Company, LLC filed herewith

PARENTERANDOLPH

The Power of Ideas

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-25140, 333-03901, 333-65042, 333-139347, and 333-158087) of our report dated June 24, 2009 relating to the statement of net assets available for benefits of The PNC Financial Services Group, Inc. Incentive Savings Plan as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008 which appears in this Form 11-K.

Parente Randolph, LLC

Pittsburgh, Pennsylvania
June 24, 2009

MILLIGAN & COMPANY, LLC
Consultants and Certified Public Accountants

Meeting the Toughest Challenges.
Inspiring Confidence.SM

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements Nos. 33-25140, 333-03901, 333-65042, 333-139347 and 333-158087 on Form S-8 of The PNC Financial Services Group, Inc. of our report dated June 26, 2008, with respect to the statement of net assets available for benefits of The PNC Financial Services Group, Inc. Incentive Savings Plan as of December 31, 2007, which report appears in this annual report on Form 11-K of The PNC Financial Services Group, Inc. Incentive Savings Plan for the year ended December 31, 2008.

Milligan and Company LLC

Philadelphia, Pennsylvania
June 22, 2009

105 N. 22nd Street, Philadelphia, PA 19103 ■ p: 215-496-9100 ■ f: 215-496-0980 ■ www.milligancpa.com
New Jersey p: 609-964-0049 ■ Maryland p: 410-732-4626 ■ Washington, DC p: 202-223-5550